UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 549
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 15
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
358,466 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
358,466 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,466 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 15
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
358,466 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
358,466 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,466 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 15
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
358,466 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
358,466 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,466 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 15
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
715 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
715 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 15
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,600 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,600 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,600 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 15
(1) NAMES OF REPORTING PERSONS Robert Sarlls
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 15
(1) NAMES OF REPORTING PERSONS Anthony Gray
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 9 of 15
(1) NAMES OF REPORTING PERSONS Marcelle Rademeyer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,118,995 shares of common stock, par value $0.001 per share outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended restated as follows:

(a)	Name This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	Jeffrey R. Geygan, who serves as the chief executive officer and a director of GVIC and is a nominee for the Board;
(iii)	James P. Geygan, who serves as the chief operating officer of GVIC and is a nominee for the Board;
(iv)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v)	Kathleen M. Geygan, who serves as a director of GVIC
(vi)	Robert Sarlls, as a nominee for the Board;
(vii)	Anthony Gray, as a nominee for the Board; and
(viii)	Marcelle Rademeyer, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” GVIC, Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan are referred to collectively as the “GVIC Persons.” Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan and Ms. Geygan are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC.

(b)	Residence of Business Address

The address of the principal business and principal office of each of the Reporting Persons is c/o Global Value Investment Corp., 1433 N. Water Street, Suite 549, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal occupation of Jeffrey R. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

The principal occupation of Robert Sarlls is acting as the president and chief executive officer of Wyandot, Inc., a manufacturer of better-for-you snacks and related products.

Anthony Gray is retired.

The principal occupation of Marcelle Rademeyer is acting as the president and chief executive officer of Beauleigh Retail Consul tants

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan and Messrs. Sarlls and Gray are citizens of the United States of America. Ms. Rademeyer is citizen of Canada. GVIC is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the GVIC Persons using the investment or personal capital of the GVIC Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 358,466 shares of Common Stock acquired was approximately $2,222,198.08 (excluding commissions).

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

The GVIC Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the GVIC Persons.

In pursuing such investment purposes, the GVIC Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the GVIC Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. Consistent with their investment research methods and evaluation criteria, the GVIC Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the GVIC Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the GVIC Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the GVIC Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions, or otherwise. GVIC has expressed an interest to the Issuer in substantially increasing its ownership of Common Stock and obtaining commensurate governance rights. GVIC and the Issuer have no agreement regarding the foregoing. The GVIC Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The GVIC Persons believe that substantial and immediate change is needed at the Issuer. In support of this belief, on June 24, 2021, the GVIC submitted a nomination notice to the Issuer (the “Nomination Notice”) nominating five individuals, Jeffrey Geygan, Robert Sarlls, Anthony Gray, Marcelle Rademeyer, and James Geygan (the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of the stockholders (the “Annual Meeting”). The Nomination Notice also includes a proposal concerning the repeal of any provision or amendment to the Issuer’s bylaws adopted by the Board without stockholder approval after December 6, 2019 (which is the date of the last publicly available amendment to the Issuer’s bylaws). The press release issued by GVIC regarding the foregoing is attached as Exhibit 2 and is incorporated by reference.

GVIC believe that the Common Stock is undervalued and that the election of the Nominees to the Board will be enable the Issuer to effect an operating plan developed by GVIC designed to:

•	expand the Issuer’s North American retail franchise and distribution footprint;
•	enhance the Issuer’s franchisee support system;
•	contemporize and simplify the Issuer’s franchise agreement;
•	assess the Issuer’s corporate function and manufacturing operations;
•	evaluate the Issuer’s wholly owned subsidiary, U-Swirl International, Inc., and develop a plan to rehabilitate or dispose of it;
•	refocus the Issuer’s capital allocation strategy and align executive compensation with clear goals centered around returns on shareholder capital; and
•	improve the Issuer’s corporate governance practices.

On June 24, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (1) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; and (2) form a “group” for the purpose of, among other things, soliciting proxies or consents at one or more annual or special meetings of the stockholders of the Issuer. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 3 and is incorporated by reference.

Pursuant to substantially similar indemnity and nominee letter agreements (the “Indemnity Agreements”), GVIC, in connection with any solicitation at the Issuer conducted by GVIC, will indemnify Messrs. Sarlls and Gray and Ms. Rademeyer against certain claims and reimburse reasonable and documented out-of-pocket expenses. The foregoing description of the Indemnity Agreements is qualified in its entirety by reference to the form of Indemnity Agreement, which is attached as Exhibit 4 and incorporated by reference.

GVIC and each of Messrs. Sarlls and Gray and Ms. Rademeyer are parties to substantially similar confidentiality agreements (the “Confidentiality Agreements”) containing certain confidentiality and non-use provisions. The foregoing description of the Confidentiality Agreements is qualified in its entirety by reference to the form of Confidentiality Agreement, which is attached as Exhibit 5 and incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b)      The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on June 24, 2021, the Reporting Persons beneficially owned 358,466 shares of Common Stock, representing approximately 5.86% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,118,995 shares of Common Stock outstanding as of May 11, 2021, as reported in the Form 10-K for the fiscal year ended February 28, 2021, of the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
2	Press release, dated June 24, 2021.
3	Joint Filing and Solicitation Agreement.
4	Form of Indemnity and Nominee Agreement.
5	Form of Confidentiality Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 24, 2021

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ James P. Geygan
James P. Geygan

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Robert Sarlls
Robert Sarlls

/s/ Anthony Gray
Anthony Gray

/s/ Marcelle Rademeyer
Marcelle Rademeyer

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on June 24, 2021. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price per Share
GVIC	04/26/2021	Purchase of Common Stock	6,752	$6.00(1)
Mr. James Geygan	04/26/2021	Purchase of Common Stock	580	$6.00(1)
GVIC	04/27/2021	Purchase of Common Stock	6,320	$6.00(1)
GVIC	04/28/2021	Purchase of Common Stock	6,918	$6.00(1)
GVIC	04/29/2021	Purchase of Common Stock	7,018	$5.99(1)
GVIC	04/30/2021	Purchase of Common Stock	11,327	$5.99(1)
GVIC	05/04/2021	Purchase of Common Stock	3,812	$6.02(1)
GVIC	05/05/2021	Purchase of Common Stock	13,149	$5.99(1)
GVIC	05/06/2021	Purchase of Common Stock	10,447	$5.98(1)
GVIC	05/07/2021	Purchase of Common Stock	3,723	$5.96(1)
GVIC	05/10/2021	Purchase of Common Stock	600	$5.99(1)
GVIC	05/11/2021	Purchase of Common Stock	7,154	$5.95(1)
GVIC	05/12/2021	Purchase of Common Stock	20,769	$6.02(1)
GVIC	05/13/2021	Purchase of Common Stock	10,578	$6.08(1)
GVIC	05/14/2021	Purchase of Common Stock	5,073	$6.09(1)
GVIC	05/18/2021	Purchase of Common Stock	4,400	$6.08(1)
GVIC	05/25/2021	Purchase of Common Stock	1,100	$6.10(1)
GVIC	05/26/2021	Purchase of Common Stock	2,263	$6.10(1)
GVIC	06/01/2021	Purchase of Common Stock	6,561	$6.15(1)
GVIC	06/02/2021	Purchase of Common Stock	47,189	$6.51(1)
Ms. Stacy Wilke	06/02/2021	Purchase of Common Stock	130	$6.51(1)
GVIC	06/03/2021	Purchase of Common Stock	21,908	$6.65(1)
GVIC	06/08/2021	Purchase of Common Stock	8,226	$6.82(1)
GVIC	06/22/2021	Purchase of Common Stock	39,895	$6.81(1)
Mr. Jeffrey Geygan (through trust)	06/22/2021	Purchase of Common Stock	10,000	$6.81(1)
Ms. Geygan	06/22/2021	Purchase of Common Stock	600	$6.81(1)

______________________

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.